AMG Distributors, Inc.

(A wholly owned subsidiary of AMG Funds LLC)
Financial Statements and Supplemental Information
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-43057

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMG Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 Washington Blvd., Suite 500

(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick J. Spellman	203-299-3582	patrick.spellman@amg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

101 Seaport Blvd., Suite 500 Boston		MA	02210
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Spellman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMG Distributors, Inc. _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Patrick J. Spellman_ _____

Title:

Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To Management and the Shareholder of AMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AMG Distributors, Inc. (the "Company") as of December 31, 2025, and the related statements of operations, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2026

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, Massachusetts 02210
T: (617) 530 5000, www.pwc.com/us

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2025

Assets

Cash & cash equivalents	$	13,261,495
Due from related parties (Note 6)		4,173,582
Prepaid expenses and other assets		183,579
Total assets	$	17,618,656

Liabilities and Shareholder's Equity

Liabilities

Distribution fee payable	5,577,252
Due to related parties (Note 6)	3,395,916
Other liabilities	144,591
Total liabilities	9,117,759

Shareholder's Equity

Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 per share in 2025)		10
Paid-in capital		4,629,990
Retained earnings		3,870,897
Total shareholder's equity		8,500,897
Total liabilities and shareholder's equity	$	17,618,656

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2025

Revenues (Note 2)		
12b-1 fee revenue (Note 6)	$	34,780,805
Service revenue (Note 6)		16,878,896
Placement fee revenue (Note 6)		1,212,206
Commission reimbursement revenue (Note 6)		352,494
Other revenue		346,977
Total revenues		53,571,378
Expenses		
Distribution expenses		34,762,368
Allocable cost from parent (Note 6)		15,270,778
Professional fees		928,227
Commission expense (Note 6)		470,547
FINRA fees		294,104
Office, general and administrative expense		51,895
Total expenses		51,777,919
Income before income taxes		1,793,459
Income tax expense		431,585
Net income	$	1,361,874

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.

(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2025

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2024	$ 10	$ 4,629,990	$ 2,509,023	$ 7,139,023
Net income	—	—	1,361,874	1,361,874
Balance, December 31, 2025	$ 10	$ 4,629,990	$ 3,870,897	$ 8,500,897

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows provided by (used in) operating activities		
Net income	$	1,361,874
Adjustments to reconcile net income to net cash provided		
by operating activities		
Increase in due from related parties		(164,661)
Decrease in prepaid expenses and other current assets		9,711
Increase in distribution fee payable		820,178
Decrease in due to related parties		(745,460)
Increase in other liabilities		5,816
Net cash provided by operating activities		1,287,458
Cash flows provided by (used in) investing activities		
Net cash provided by investing activities		—
Cash flows provided by (used in) financing activities		
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		1,287,458
Cash and cash equivalents		
Beginning of year		11,974,037
End of year	$	13,261,495
Supplemental disclosure of cash flow information:		
Income taxes paid		431,585
Interest paid		—

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

    AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company is a wholly owned subsidiary of AMG Funds LLC ("LLC"), whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), a strategic partner to leading independent investment firms globally whose stock is listed on the New York Stock Exchange. AMG's strategy is to generate long-term value by investing in high-quality independent partner-owned firms, which AMG refers to as "Affiliates".

    The Company's principal business activities are to act as a distributor of LLC's family of funds (the "Funds") known as AMG Funds. In addition, the Company serves as distributor and/or intermediary placement agent for certain Affiliates for the offering of securities to U.S. institutional clients and through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. The Company's distribution capabilities provide access to institutional and wealth clients to complement the Affiliates' own resources and expand their reach, including by leveraging the expertise of senior sales and marketing professionals and the Company's strategic relationships. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

2. **Summary of Significant Accounting Policies**

    The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

    Revenue Recognition

    The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

    12b-1 Fee Revenue and Distribution Expenses. The Company has entered into arrangements to provide distribution related services to certain mutual funds. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets for certain share classes. The Company believes that its performance obligation is the sale of securities to investors, which is performed each day in substantially the same manner and is therefore considered a single performance obligation. These services are performed and consumed simultaneously and, therefore, the Company recognizes revenue ratably over time. Payment terms vary by fund however, most mutual funds pay 12b-1 fee revenue in the following month.

    Directly related to the 12b-1 revenue are the distribution and servicing expenses, which include payments to intermediaries for the marketing and selling of fund shares, advertising, printing and

The accompanying notes are an integral part of these financial statements.

mailing of prospectuses to new investors, and printing and mailing of sales literature. Since the Company acts as a principal in these intermediary arrangements, both the 12b-1 revenue and distribution expenses are reflected gross in the Statement of Operations. Payment terms vary by contract and intermediary but are generally due within 20 to 45 days of invoice issuance.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC. The Company's performance obligation is to provide services as distributor and placement agent under various contracts it has entered into. The Company earns a fee on the services it has provided to LLC equal to 102% of certain expenses it has been allocated from LLC. The Company earns a fee on the services it has provided to LLC equal to 105% of certain expenses it has incurred related to serving as distributor and/or intermediary placement agent for the Affiliates. The services represent a single performance obligation and the revenue is recognized ratably over time as the services are provided. Service revenue is presented gross of expenses incurred to fulfill the contract since the Company acts as a principal in this arrangement. Contract payment terms require that fees be settled at least once per year.

Placement Fees. Placement fees consist of revenue earned pursuant to arrangements where the Company acts as distributor or placement agent for securities offered by Affiliates. The Company's performance obligations for these arrangements vary but are generally to provide distribution related services, which generally include sales or servicing, or the combination thereof. Revenue related to sales is recognized at a point in time, as the performance obligation is completed. The transaction price is generally between 0.10 - 1.00% of the commitment balance. Revenue related to servicing is recognized over time, as the services are performed. Fees for servicing are generally 0.05% - 0.075% of the committed balance, as applicable. In instances where multiple performance obligations are identified, such as the sale and subsequent servicing, consideration is based on the contract with the affiliate to determine the associated fees. Payment terms vary by contract and are determined based on negotiations with individual Affiliates. Typical payment terms range from quarterly to annually. Placement fees are presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Commission Reimbursement. The Company also earns commission reimbursements on sales of mutual funds under contracts with Affiliates. The Company recognizes revenue at the time of sales since its performance obligation is complete and the amount of revenue is fixed on that date. Transaction price is determined based on the actual cost of sales incentive compensation paid to sales employees for their sales efforts. Settlement for these fees occur monthly and quarterly. Commission reimbursement is presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Other Revenue. Other revenue consists of reimbursements from certain Affiliates for the costs incurred by the Company for FINRA licensing and registration of employees of the Affiliates who are registered representatives of the Company. The Company earns a fee equal to the actual costs incurred for FINRA licensing and registration of employees of the Affiliates. Settlement of these fees occur annually. Other revenue also comprises interest on bank accounts and is recognized using the effective interest method.

Allocable Cost From Parent

As a registered broker-dealer, the Company is subject to the rules of the SEC and is a member of FINRA. Required FINRA and SEC guidance requires the Company and the LLC to have an expense sharing agreement where the Company assumes certain personnel and overhead costs from LLC to appropriately reflect the costs of operating the Company with the purpose of

The accompanying notes are an integral part of these financial statements.

determining regulatory net capital. The Company has adopted certain methodology which is based off of the nine requirements that are outlined in FINRA's Notice to Members 03-63 to adhere to the guidance set forth under SEC's Financial Responsibility Rules (SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market mutual funds, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets. Money market mutual funds with a floating net asset value would not meet the definition of a cash equivalent if the fund has enacted liquidity fees or redemption gates.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Single Reportable Segment Entity

The Company considers all aspects of the business and based on the Company's organizational structure and the way in which financial information is reviewed by the Company's President and Chief Operating Officer, who is considered the chief operating decision maker ("CODM"), the Company has determined that it operates as a single reportable segment, encompassing all of its business activities. The CODM evaluates the Company's maintenance of net capital requirements in accordance with the SEC's uniform net capital rule (SEC rule 15c3-1) as the primary measure to assess segment performance and allocates resources at a consolidated level. See Note 5 – Net Capital Requirements for further information pertaining to these requirements.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

3. **Income Taxes**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes and is included in certain combined state income tax filings of AMG. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as well as those taxes it incurs for any stand-alone filings. Federal and state income taxes as well as benefits for net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. At December 31, 2025, the Company has a tax expense for federal and state taxes in the amount of $431,585 which is included in Due to related parties. In addition, federal estimated tax payments benefiting the consolidated group are reimbursable under the tax sharing policy.

The accompanying notes are an integral part of these financial statements.

The following table presents our provision for income taxes:

		2025
Current		
Federal	$	362,017
State		69,568
Total current		431,585
Deferred		
Federal		—
State		—
Total deferred		—
Provision for income taxes	$	431,585

The following table presents income taxes paid, net by jurisdiction:

		2025
U.S. Federal	$	362,017
Massachusetts		26,411
Other		43,157
Total	$	431,585

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

		2025	
		$	**%**
Statutory U.S. federal tax	$	376,626	21.00 %
State income taxes, net of federal benefit		54,959	3.06
Effective Tax	$	431,585	24.06 %

The state and local jurisdictions that make up the majority of the effect of the state and local income tax include Massachusetts and California.

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2025, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2022 forward (with limited exceptions).

The accompanying notes are an integral part of these financial statements.

4.   **Commitments and Contingencies**

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the rules of the SEC, FINRA and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $7,028,644 which was $6,420,793 above the minimum net capital required of $607,851. The Company's ratio of aggregate indebtedness to net capital was 1.2972 to 1 as of December 31, 2025. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

6.   **Related Party Transactions**

As the Company's principal business activities are with its parent companies and affiliated entities, the majority of its operational counterparts are related parties. Receivables and payables associated with the same counterparty are presented on a net basis.

The Company provides distribution services for certain mutual funds. Gross 12b-1 fee revenue from these services totaled $34,780,805 in 2025, of which $3,387,022 was included in Due from related parties at December 31, 2025.

Pursuant to an Amended and Restated Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 102-105% of certain service costs as defined in the agreement. Service revenue from LLC totaled $16,878,896 in 2025, of which none remained to be collected by the Company as of December 31, 2025, as the associated amount was net-settled against the amount paid by the Company to the LLC for other services.

The Company provides services to Affiliates to facilitate the offer and sale of securities of the Affiliates' mutual funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. In addition, the Company serves as the placement agent for the private placement of securities issued by certain of the funds managed by Affiliates through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of certain of the funds managed by Affiliates. Placement fee revenue from these services totaled $1,212,206 in 2025, of which $620,371 was included in Due from related parties at December 31, 2025.

The Company has entered into agreements with certain Affiliates to act as distributor for securities managed by the Affiliates. Under the agreements, the Company earns Commission reimbursement revenue on sales of fund shares. During 2025, the Company earned $352,494 of revenue under these arrangements, of which $22,846 was included in Due from related parties at December 31, 2025.

The Company has entered into an amended agreement with an Affiliate to act as distributor for a fund managed by the Affiliate. Under this amended agreement, the Company has agreed to reimburse an Affiliate for certain distribution related expenses to the extent that the 12b-1 fee revenue from applicable fund exceeds amounts paid to financial intermediaries. Expenses related to this agreement totaled $13,119,886 in 2025 and are included in the Statement of Operations as

The accompanying notes are an integral part of these financial statements.

Distribution expenses, of which $3,042,929 was included in Due to related parties at December 31, 2025.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion to the Company. The Allocated costs from parent totaled $15,270,778 in 2025, of which $10,662 was included in Due to related parties at December 31, 2025.

LLC has paid commission expenses on behalf of the Company. During 2025, the Company paid Commission expense of $470,547 under this arrangement, of which none remained to be payable by the Company as of December 31, 2025, as the associated amount was net-settled against the amount received by the Company from the LLC for other services.

7.   **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2025 and through February 27, 2026, the date of the financial statement issuance which require additional disclosure in the financial statements.

The accompanying notes are an integral part of these financial statements.

Supplemental Information

AMG Distributors, Inc.

Schedule I

(A wholly owned subsidiary of AMG Funds LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Computation of net capital

Total shareholder's equity	$	8,500,897
Deduct non-allowable assets for net capital		(1,314,232)
Net capital before haircuts on securities positions		7,186,665
Haircuts on securities positions		(158,021)
Net capital	$	7,028,644
Computation of aggregate indebtedness		
Total liabilities from Balance Sheet	$	9,117,759
Total aggregate indebtedness	$	9,117,759
Ratio of aggregate indebtedness to net capital		1.2972 to 1
Computation of basic net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness)	$	607,851
Net capital in excess of requirement		6,420,793

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated February 26, 2026.

AMG Distributors, Inc.

Schedule II

(A wholly owned subsidiary of AMG Funds LLC)

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).



AMG Distributors, Inc.'s Exemption Report 2025

AMG Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; and (2) placement agent in Regulation D private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

AMG Distributors, Inc.

I, Patrick Spellman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Vice President, Chief Compliance Officer, Legal and Compliance

February 27, 2026



Report of Independent Registered Public Accounting Firm

To Management and the Shareholder of AMG Distributors, Inc.

We have reviewed AMG Distributors Inc.'s assertions, included in the accompanying AMG Distributors, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; and (2) placement agent in Regulation D private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2026

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